Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Final Term Sheet

AMERICAN TOWER CORPORATION

January 8, 2016

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.300% Senior Notes due 2021 (the “2021 Notes”) 4.400% Senior Notes due 2026 (the “2026 Notes”)

Principal Amount:	2021 Notes: $750,000,000 2026 Notes: $500,000,000

Maturity Date:	2021 Notes: February 15, 2021 2026 Notes: February 15, 2026

Benchmark Treasury:	2021 Notes: 1.750% UST due December 31, 2020 2026 Notes: 2.250% UST due November 15, 2025

Benchmark Treasury Price and Yield:	2021 Notes: 100-25 3/4; 1.581% 2026 Notes: 101-00+; 2.135%

Spread to Benchmark Treasury:	2021 Notes: T + 175 basis points 2026 Notes: T + 230 basis points

Yield to Maturity:	2021 Notes: 3.331% 2026 Notes: 4.435%

Price to Public:	2021 Notes: 99.853% 2026 Notes: 99.713%

Ratings(1):	Baa3 (Negative) / BBB- (Stable) / BBB (Negative) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2021 Notes: Semi-annually on February 15 and August 15 of each year, commencing on August 15, 2016 2026 Notes: Semi-annually on February 15 and August 15 of each year, commencing on August 15, 2016

Make-whole Call:

2021 Notes: Prior to January 15, 2021 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

2026 Notes: Prior to November 15, 2025 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 35 basis points

Par Call:	2021 Notes: At any time on or after January 15, 2021 (one month prior to their maturity date) 2026 Notes: At any time on or after November 15, 2025 (three months prior to their maturity date)

Trade Date:	January 8, 2016

Settlement Date:	January 12, 2016 (T+2)

CUSIP/ISIN:	2021 Notes: 03027XAH3 / US03027XAH35 2026 Notes: 03027XAJ9 / US03027XAJ90

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness, including under the 2013 Credit Facility, (as defined in the Preliminary Prospectus Supplement) and for general corporate purposes. Subject to the terms of the 2013 Credit Facility, amounts outstanding thereunder that are repaid may be re-borrowed at a later date.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,237.2 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $1,080.0 million of the net proceeds to repay existing indebtedness under the 2013 Credit Facility.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

EA Markets Securities LLC

Goldman, Sachs & Co.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:

Commerz Markets LLC

Evercore Group L.L.C.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Santander Investment Securities Inc.

SG Americas Securities, L.L.C.

SMBC Nikko Securities America, Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated January 8, 2016 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

We expect that the delivery of the notes against payment on January 12, 2016, which is the second business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+2”). Accordingly, purchasers will be expected to pay for their notes within two business days of the date of this Final Term Sheet.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., toll-free at 1-800-854-5674, Citigroup Global Markets Inc., toll-free at 1-800-831-9146, J.P. Morgan Securities LLC, collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, and Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.

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